Syneron Invests in New Dental Aesthetic Technology

Receives Exclusive Distribution Rights to Novel Tooth Whitening Technology

YOKNEAM, ISRAEL -- 04/12/2007 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it has entered into an agreement with Fluorinex Active, an Israeli-based start-up to develop advanced fluoridation and tooth whitening devices for dentists and consumers.

Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. The Fluorinex technology delivers the maximum amount of fluoride ions to the tooth, for the longest endurance of time known today. However, unlike other electro-chemical based fluoride systems, no electric current passes through the patient's tissue, thus enhancing the safety of the device. Fluorinex has also begun development of a tooth whitening system based on the same principles and technology as its fluoride delivery system.

Syneron's investment in Fluorinex will enable the company to further the development of both innovative products. As part of the investment agreement, Syneron will have exclusive, worldwide distribution rights for 10 years for the tooth whitening devices and consumables.

Syneron CEO, David Schlachet, commented, "Fluorinex's team has proven their innovative and technological skill with the development of their fluoridation device. We view their success as directly applicable to the development of a more advanced tooth whitening device that, like the fluoride delivery, will make aesthetic tooth whitening treatments much more effective and longer lasting and will enable us to serve this growing aesthetic application.

Mr. Schlachet continued: "This agreement is consistent with our strategy of investing in novel technologies that complement our existing aesthetic devices. With these kinds of investments, we are building a broad foundation for the sustained growth of Syneron based on a diversified offering of products in the aesthetic sector."

More information about Fluorinex can be found at www.fluorinex.co.il.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Center in Irvine, California, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
David Seligman
CFO
+972 54 772 6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
IR consultant (US contact)
646 734 4792
email: nlaudico@theruthgroup.com